# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neuraxis, Inc, CIK 0001933567
CUSIP: 64134X201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 11611 N. Meridian Street, Suite 330, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-040389
Filed by CIK 0001911504

## Reporting persons
- Brian P. Hannasch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 713,818; shared voting power 0; sole dispositive power 713,818; shared dispositive power 0; aggregate amount beneficially owned 713,818 (7.5% of the class)
  Comment: The shares disclosed above include 12,852 shares of common stock of Neuraxis, Inc. issuable upon the exercise of currently exercisable warrants held by Mr. Hannasch.

## Item 1. Issuer
Name of issuer: Neuraxis, Inc
Address of issuer's principal executive offices: 11611 N. Meridian Street, Suite 330, Carmel, IN, 46032

## Item 2. Person Filing
Name of person filing: Brian P. Hannasch
Address of principal business office or, if none, residence: 8815 W. State Road 46, Columbus, Indiana 47201
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 713,818
Percent of class: 7.5%
Sole power to vote or to direct the vote: 713,818
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 713,818
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brian P. Hannasch: /s/ Brian P. Hannasch, Brian P. Hannasch (07/01/2025)